SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                            USinternetworking, Inc.
_________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
_________________________________________________________________
                        (Title of Class of Securities)


                                   917311805
_________________________________________________________________
                                (CUSIP Number)



                               November 13, 2000
_________________________________________________________________
                     (Date of Event which Requires Filing
                              of this Statement)



Check the appropriate box to designate the rule pursuant to which the Schedule is filed.



                        [ ]   Rule 13d-1(b)

                        [x]   Rule 13d-1(c)

                        [x]   Rule 13d-1(d)

CUSIP No. 917311805      Schedule 13G          Page 2 of 11 Pages
_________________________________________________________________

1)    Names of Reporting Persons

      Blue Chip Capital Fund II Limited Partnership

      S.S. or I.R.S. Identification No. of Above Person (Entities
      Only):
                                  31-1480938
_________________________________________________________________
2)    Check the Appropriate Box if a Member of a Group (See
      Instructions)

      (a) [ ]
      (b) [x]

_________________________________________________________________
3)    SEC Use Only

_________________________________________________________________
4 )   Citizenship or Place of Organization

                                     Ohio
 _______________________________________________________________
|                    |                                          |
| NUMBER OF SHARES   |  5) Sole Voting Power          4,491,739 |
| BENEFICIALLY OWNED |__________________________________________|
| BY EACH REPORTING  |  6) Shared Voting Power            0     |
| PERSON WITH        |__________________________________________|
|                    |  7) Sole Dispositive Power     4,491,739 |
|                    |__________________________________________|
|                    |  8) Shared Dispositive Power       0     |
|_______________________________________________________________|

9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   4,491,739

_________________________________________________________________
10)   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares*   [ ]

_________________________________________________________________
11)   Percent of Class Represented by Amount in Row (9)

                                     3.27%

_________________________________________________________________
12)   Type of Reporting Person (See Instructions)

                                      PN
* See Instructions Before Filling Out!
CUSIP No. 917311805      Schedule 13G          Page 3 of 11 Pages
_________________________________________________________________

1)    Names of Reporting Persons

      Blue Chip Capital Fund III Limited Partnership

      S.S. or I.R.S. Identification No. of Above Person (Entities
      Only):
                                  31-1645405

_________________________________________________________________
2)    Check the Appropriate Box if a Member of a Group (See
      Instructions)
      (a) [ ]
      (b) [x]

_________________________________________________________________
3)    SEC Use Only

_________________________________________________________________
4 )   Citizenship or Place of Organization

                                     Ohio
 _______________________________________________________________
|                    |                                          |
| NUMBER OF SHARES   |  5) Sole Voting Power          3,970,588 |
| BENEFICIALLY OWNED |__________________________________________|
| BY EACH REPORTING  |  6) Shared Voting Power            0     |
| PERSON WITH        |__________________________________________|
|                    |  7) Sole Dispositive Power     3,970,588 |
|                    |__________________________________________|
|                    |  8) Shared Dispositive Power       0     |
|_______________________________________________________________|

9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   3,970,588

_________________________________________________________________
10)   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares*   [ ]

_________________________________________________________________
11)   Percent of Class Represented by Amount in Row (9)

                                     2.88%

_________________________________________________________________
12)   Type of Reporting Person (See Instructions)

                                      PN
* See Instructions Before Filling Out!
CUSIP No. 917311805      Schedule 13G          Page 4 of 11 Pages
_________________________________________________________________

1)    Names of Reporting Persons

      Miami Valley Venture Fund, L.P.

      S.S. or I.R.S. Identification No. of Above Person (Entities
      Only):
                                  31-1475492

_________________________________________________________________
2)    Check the Appropriate Box if a Member of a Group (See
      Instructions)
      (a) [ ]
      (b) [x]

_________________________________________________________________
3)    SEC Use Only

_________________________________________________________________
4 )   Citizenship or Place of Organization

                                     Ohio
 _______________________________________________________________
|                    |                                          |
| NUMBER OF SHARES   |  5) Sole Voting Power            792,656 |
| BENEFICIALLY OWNED |__________________________________________|
| BY EACH REPORTING  |  6) Shared Voting Power            0     |
| PERSON WITH        |__________________________________________|
|                    |  7) Sole Dispositive Power       792,656 |
|                    |__________________________________________|
|                    |  8) Shared Dispositive Power       0     |
|_______________________________________________________________|

9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    792,656

_________________________________________________________________
10)   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares*   [ ]

_________________________________________________________________
11)   Percent of Class Represented by Amount in Row (9)

                                     .58%

_________________________________________________________________
12)   Type of Reporting Person (See Instructions)

                                      PN
* See Instructions Before Filling Out!
CUSIP No. 917311805      Schedule 13G          Page 5 of 11 Pages
_________________________________________________________________

Item 1.

      (a)   Name of Issuer

            USinternetworking, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            One USi Plaza
            Anapolis, MD 21401


Item 2.

      (a)   Name of Person Filing

            (i) Blue Chip Capital Fund II Limited Partnership ("Blue Chip II") is an Ohio limited partnership. Its general partner is Blue Chip Venture Company, Ltd. ("BCVC"), an Ohio limited liability company controlled by John H. Wyant, Z. David Patterson and John C. McIlwraith.

            (ii)  Blue Chip Capital Fund III Limited Partnership
("Blue Chip III") is an Ohio limited partnership. Its general partner is also BCVC.

            (iii) Miami Valley Venture Fund, L.P. ("Miami Valley") is an Ohio limited partnership whose special limited partner is Blue Chip Venture Company of Dayton, Ltd. ("BCVC-Dayton"). BCVC-Dayton is controlled by Messrs. Wyant, Patterson and McIlwraith.

      (b)   Address of Principal Business Office or, if none,
Residence:

            (i) For Blue Chip II, Blue Chip III, BCVC and Messrs. Wyant, Patterson and McIlwraith:

                  c/o BCVC
                  Suite 1100
                  250 East Fifth Street
                  Cincinnati, Ohio 45202

            (ii)  For Miami Valley and BCVC-Dayton:

                  130 West Second Street
                  Dayton, Ohio 45402

CUSIP No. 917311805      Schedule 13G          Page 6 of 11 Pages
_________________________________________________________________

      (c)   Citizenship:

            (i) Each of BCVC II, BCVC III and Miami Valley is an Ohio limited partnership.

            (ii) Each of BCVC and BCVC-Dayton is an Ohio limited liability company.

            (iii) Each of Messrs. Wyant, Patterson and McIlwraith is a citizen of the United States.

      (d)   Title of Class of Securities:

            Common Stock

      (e)   CUSIP Number:

            917311805

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      Blue Chip II

      (a)   Amount beneficially owned: 4,491,739 shares.1/

      (b)   Percent of class: 3.27%.2/

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote.

                  4,491,739 shares

            (ii)  Shared power to vote or to direct the vote.

CUSIP No. 917311805      Schedule 13G          Page 7 of 11 Pages
_________________________________________________________________

            (iii) Sole power to dispose or direct the disposition
                   of

                   4,491,739 Shares

            (iv) Shared power to dispose or direct the disposition of

                  0

      Blue Chip III

      (a)   Amount beneficially owned: 3,970,588 shares.1/

      (b)   Percent of class: 2.88%.2/

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote.

                  3,970,588 shares

            (ii)  Shared power to vote or to direct the vote.

                  0

            (iii) Sole power to dispose or to direct the
                   disposition of

                   3,970,588 shares

            (iv) Shared power to dispose or direct the disposition of

                  0

      Miami Valley

      (a)   Amount beneficially owned: 792,656 shares.1/

      (b)   Percent of class: .58%.2/

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote.

                  792,656 shares

CUSIP No. 917311805      Schedule 13G          Page 8 of 11 Pages
_________________________________________________________________

            (ii)  Shared power to vote or to direct the vote.

                  0

            (iii) Sole power to dispose or to direct the
                   disposition of

                   792,656 shares

            (iv) Shared power to dispose or direct the disposition of

                  0
______________

1/ The figures for the amounts beneficially owned by Blue Chip II, Blue Chip III and Miami Valley do not include 8,347 shares of Common Stock issuable upon the exercise of options issued to Mr. Wyant, of which options relating to 7,171 shares are owned beneficially by Blue Chip II and options relating to 1,266 shares are owned beneficially by Miami Valley. Mr. Wyant disclaims beneficial ownership of the options and the shares subject thereto.

      The figures for the amounts beneficially owned by Blue Chip
      II, Blue Chip III and Miami Valley include 409,822,
      1,029,412 and 72,318, respectively, shares of Common Stock issuable upon the exercise of warrants.

      On January 5, 2000, Blue Chip II and Miami Valley distributed 229,197 and 40,446, respectively, shares of Common Stock to their partners pro rata. On August 3, 2000, Blue Chip II and Miami Valley distributed an additional 1,632,739 and 288,126, respectively, shares of Common Stock.

      On February 17, 2000, Blue Chip II and Miami Valley sold 444,858 and 78,504, respectively, shares of Common Stock at $63.00 per share in a public offering. On March 2, 2000, Blue Chip II and Miami Valley sold an additional 100,093 and 17,663, respectively, shares of Common Stock in such offering.

      On November 10, 2000, Blue Chip III agreed to purchase from the issuer 2,941,176 shares of Common Stock at a price of $3.40 per share and warrants to purchase 1,029,412 shares of Common Stock at a price of $4.08 per share. 735,294 of such shares and 257,353 of such warrants were purchased on November 10, 2000; the balance will be purchased upon the

CUSIP No. 917311805      Schedule 13G          Page 9 of 11 Pages
_________________________________________________________________

      satisfaction of certain conditions. All of such shares and warrants are included above.

      Each of Blue Chip II, Blue Chip III and Miami Valley disclaims the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

      All of the share numbers set forth above reflect a 3 for 2 stock split effected on December 20, 1999 and, with respect to transactions on or after March 30, 2000 a further 3 for 2 stock split effected on March 29, 2000.

2     Based on information provided by the Issuer.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person

            Not applicable

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company

            Not applicable

Item 8.     Identification and Classification of Members of the
            Group

            Not applicable

Item 9.     Notice of Dissolution of Group

            Not applicable

Item 10.    Certification

            By signing below, the parties certify that, to the best of their Knowledge and belief, the securities referred to abo e were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 917311805      Schedule 13G         Page 10 of 11 Pages
_________________________________________________________________

Signature

      After reasonable inquiry and to the best of its knowledge and belief, each of Blue Chip Capital Fund II Limited
Partnership, Blue Chip Capital Fund III Limited Partnership and
Miami Valley Venture Fund, L.P. certify that the information set forth in this statement is true, complete and correct.

      The undersigned agree that this statement is filed on behalf of each of them.


November __, 2000                   BLUE CHIP CAPITAL FUND II
_________________                     LIMITED PARTNERSHIP
    Date

                                    By:   Blue Chip Venture Company,
                                          Ltd., Its General Partner

                                    By: /s/ John H. Wyant
                                        ____________________________
                                    Name: John H. Wyant
                                    Title: Managing Director

                                    BLUE CHIP CAPITAL FUND III
                                      LIMITED PARTNERSHIP

                                    By:   Blue Chip Venture Company,
                                          Ltd., Its General Partner

                                    By: /s/ John H. Wyant
                                        ____________________________
                                    Name: John H. Wyant
                                    Title: Managing Director

                                    MIAMI VALLEY VENTURE FUND, L.P.

                                    By:   Blue Chip Venture Company of
                                          Dayton, Ltd.
                                          Its Special Limited Partner

                                    By: /s/ John H. Wyant
                                        ____________________________
                                    Name: John H. Wyant
                                    Title: Manager

CUSIP No. 917311805      Schedule 13G        Page 11 of 11 Pages
_________________________________________________________________

                                   EXHIBIT A
                              AGREEMENT FOR JOINT
                            FILING OF SCHEDULE 13G

      THE UNDERSIGNED PERSONS agree to file with the Securities and Exchange Commission a joint Schedule 13G on behalf of each of the undersigned with respect to their ownership of shares of Common Stock of USinternetworking, Inc.


                                    BLUE CHIP CAPITAL FUND II
                                      LIMITED PARTNERSHIP

                                    By:   Blue Chip Venture Company,
                                    Ltd., Its General Partner

                                    By: /s/ John H. Wyant
                                        ____________________________
                                    Name: John H. Wyant
                                    Title: Managing Director

                                    BLUE CHIP CAPITAL FUND III
                                      LIMITED PARTNERSHIP

                                    By:   Blue Chip Venture Company,
                                          Ltd., Its General Partner

                                    By: /s/ John H. Wyant
                                        ____________________________
                                    Name: John H. Wyant
                                    Title: Managing Director

                                    MIAMI VALLEY VENTURE FUND, L.P.

                                    By:   Blue Chip Venture Company of
                                          Dayton, Ltd.
                                          Its Special Limited Partner

                                    By: /s/ John H. Wyant
                                        ____________________________
                                    Name: John H. Wyant
                                    Title: Manager